NAME OF REGISTRANT: AMERCO /NV/

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 4 on AMERCO’s 2022 Proxy Statement:

Adopt Greenhouse Gas Emissions Reduction Targets

AMERCO NASDAQ Symbol: UHAL

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc., (“the Proponent”) as the investment advisor to the Green Century Equity Fund, seeks your support for the climate-related proposal filed at AMERCO (hereby referred to as “the Company”) in the 2022 proxy statement asking the Company to adopt short, medium, and long-term science-based greenhouse gas emissions reduction targets. The Proponent believes taking such action will serve the long-term interests of the Company by mitigating potential competitive, physical, and regulatory risks (collectively climate risk) and thereby better aligning with investor expectations.

Resolved: Shareholders request that AMERCO adopt independently verified short, medium, and long-term science-based greenhouse gas emissions reduction targets, inclusive of emissions from its full value chain, in order to achieve net-zero emissions by 2050 or sooner and to attain appropriate emissions reductions prior to 2030, in line with the Paris Agreement’s goal of maintaining global temperature rise to 1.5 degrees Celsius.

Supporting Statement: In assessing targets, we recommend, at management’s discretion:

●	Consideration of approaches used by advisory groups such as the Science Based Targets initiative;
●	Establishing short, medium, and long-term zero emission vehicle procurement goals.

RATIONALE FOR A “YES” VOTE

1.	Competitive risk – AMERCO’s failure to publicly establish credible targets for emissions reductions or goals to purchase zero emission vehicles risks alienating customers who are increasingly incorporating sustainability factors into their purchasing decisions. Competitors with credible environmental goals may be more attractive to customers who are seeking sustainable solutions to their moving and storage needs.

2.	Physical risk - The greater frequency and strength of severe weather associated with climate change may threaten AMERCO’s physical assets such as its fleet of vehicles, trailers, and storage facilities and interfere with its supply chains. Further, physical risk may create revenue disruptions that adversely impact AMERCO’s profits.

3.	Regulatory risk - Businesses that do not proactively plan for and adapt to evolving federal and state regulations aimed at reducing greenhouse gas emissions run the risk of unplanned capital expenses and missed opportunities to take advantage of incentives that lower the cost of purchasing clean energy technologies.

4.	Failure to meet investor expectations for climate risk mitigation – AMERCO has not publicly disclosed its Scopes 1, 2 or 3 greenhouse gas emissions, its board’s role in addressing climate risk, or management’s strategies to mitigate climate risk.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.

INTRODUCTION

In 2018, the Intergovernmental Panel on Climate Change updated the goals of the 2015 Paris Agreement to advise that net carbon emissions must fall 45 percent by 2030 and reach net-zero by 2050 to limit warming below 1.5 degrees Celsius, thereby preventing the worst consequences of climate change. However, in 2020, the UN reported that the world is “way off-track” from achieving these goals.1

The U.S. Environmental Protection Agency (EPA) identifies the transportation sector as the largest producer of greenhouse gas (GHG) emissions in the United States and notes that emissions from transportation are steadily increasing.2 In 2020, transportation emissions comprised 27 percent of all U.S. greenhouse gas emissions.3 AMERCO’s U-Haul vans and trucks fall into the EPA’s categories4 of light duty5 and medium-duty6 vehicles, which overall contributed 83 percent of transport-related emissions in 2020.7

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1 https://library.wmo.int/doc_num.php?explnum_id=10211

2 https://cfpub.epa.gov/ghgdata/inventoryexplorer/

3 https://www.epa.gov/system/files/documents/2022-06/420f22018.pdf. Pg 1.

4 https://afdc.energy.gov/data/10380#:~:text=These%20classes%2C%201%2D8%2C,(Class%207%2D8)

5 https://trucksales.uhaul.com/Vehicles/Specs/TM?key=505

6 https://trucksales.uhaul.com/Vehicles/Specs/EL?key=205

7 https://www.epa.gov/greenvehicles/fast-facts-transportation-greenhouse-gas-emissions

Climate change impacts present ongoing risks to investors.8 A warming climate is associated with increased infrastructure damage, reduced resource availability, lost production, reduced worker efficiency, and adverse health impacts.9 Investors (including the over 200 asset managers with over $57 trillion in assets under management who have signed on to the Net Zero Asset Managers Initiative)10 increasingly expect corporations to set and implement rigorous greenhouse gas emissions reduction targets in order to reduce climate risk to their operations, value chains, and to the economy more broadly.

Rather than proactively strategizing for a transition to a low-carbon economy, particularly in respect to its rental fleet, AMERCO appears to view the transition as a threat rather than an opportunity. For example, in its most recent 10-k, AMERCO notes that, “The growing insistence that the future of the economy will be based on an all-electric solution instead of a hybrid version or other alternative fuels may create an infrastructure in which personal interstate travel will be uneconomical or severely regulated.”11

Despite the apparent risk cited by AMERCO, the Company has not seized the opportunity to publicly disclose plans to mitigate its climate risk, implement rigorous emissions reduction targets, or incorporate zero emissions vehicles or renewable power into its short-, medium- or long-term strategic priorities.12

1.	COMPETITIVE RISK: AMERCO’s failure to set greenhouse gas emissions goals may result in competitive risk as consumers increasingly factor in corporate sustainability in purchasing decisions.

On the Company’s sustainability webpage, AMERCO’s chairman of the board states that, “All businesses should be held accountable for conducting themselves in a responsible manner, vis-a-vis planet Earth,” and that, “Done well, rentals enhance sustainability.”13 Despite expressing concern for the environment, the Company has not taken meaningful action to address climate change, which may damage the iconic U-Haul brand.

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8 https://cornerstonecapinc.com/wp-content/uploads/No-Place-to-Hide_Climate-Change-and-Systemic-Financial-Risk.pdf

9 https://www.ipcc.ch/sr15/

10 https://www.netzeroassetmanagers.org/signatories/

11 https://www.sec.gov/ix?doc=/Archives/edgar/data/4457/000000445722000041/uhal-20220331.htm. Pg 8.

12 https://www.uhaul.com/Articles/Sustainability/Vision-Goals-198/

13 https://www.uhaul.com/Articles/Sustainability/Truck-And-Trailer-Sharing-11582/

The American public now considers climate change to be a significant concern, according to a 2021 Pew Research Center report, and a majority of Americans now prioritize reducing the impacts of climate change.14 Further, a 2020 Deloitte report summarizes the findings of a survey of more than 9,300 people about their opinions on climate change,15 reporting that sixty-five percent “expect CEOs to do more to make progress on societal issues, including reducing carbon emissions, tackling air pollution, and making business supply chains more sustainable.”16

Because AMERCO has not yet disclosed its Scopes 1, 2, and 3 greenhouse gas emissions, customers may raise concerns about AMERCO’s commitment to the environment. As noted in the Company’s 2022 10-k, “The truck rental industry is highly competitive and includes a number of significant national, regional and local competitors.”17 Therefore, one can reasonably infer that customers have other choices and could choose to exercise them if AMERCO’s commitments fall short of their expectations.

AMERCO lags its competitors in addressing climate change

Customers may not view AMERCO’s efforts favorably compared to those of peers that are taking steps toward reducing their greenhouse gas emissions. Ryder better addresses its climate-related risks by disclosing its greenhouse gas emissions to CDP (formerly known as the Carbon Disclosure Project)18 and setting emissions reduction targets inclusive of its full value chain. Not only has Ryder set goals to reduce its Scope 1 emissions by 10%, and Scope 2 emissions by 30%, it has set a target to reduce its Scope 3 emissions (e.g., emissions from downstream leased assets) by 15% by 2024.19 Downstream leased assets comprise its rental trucks, which arguably generate the most difficult emissions to mitigate. Additionally, in 2020, Ryder began to offer zero emission electric-powered vehicles for last-mile transportation.20

Prospective customers may also look for more ambition in greening the storage segment of AMERCO’s business. An AMERCO competitor, Public Storage, has set near-term greenhouse gas reduction goals,21 is examining paths to achieve carbon neutrality,22 and has put a plan in place to install solar panels at 1,000 of its locations.23 AMERCO could follow Public Storage’s lead, increasing its ambition to counteract climate change, while building customer goodwill.

2.	PHYSICAL RISK: Greenhouse gas emissions from AMERCO’s operations, upstream, and downstream sources (e.g., emissions from its rental vehicles) - magnify the effects of global warming and create physical risk.

The greater frequency and strength of severe weather may threaten AMERCO’s physical assets such as its fleet of vehicles, trailers, and storage facilities and disrupt its supply chain, which may also result in additional operational challenges. One of the most difficult-to-navigate risks posed by climate change-driven extreme weather is the disruption of customers’ travel plans, which may result in unexpected dips in revenue and compromise AMERCO’s ability to predict future revenue.

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14 https://www.pewresearch.org/science/2021/05/26/climate-energy-and-environmental-policy/. First bar chart.

15 https://www2.deloitte.com/content/dam/Deloitte/global/Documents/Risk/gx-get-out-infront-final.pdf?id=us:2el:3dp:wsjspon:awa:WSJCMO:2021:WSJFY21. Pg 16.

16 https://deloitte.wsj.com/articles/consumers-expect-brands-to-address-climate-change-01618945334

17 https://www.sec.gov/ix?doc=/Archives/edgar/data/4457/000000445722000041/uhal-20220331.htm. Pg 8.

18 https://rydercsr.com/wp-content/uploads/2021/04/CDP-Climate-Questionaire-2020_ADA.pdf

19 https://rydercsr.com/environmental-stewardship-2/

20 Ibid.

21 https://s1.q4cdn.com/588671402/files/doc_downloads/2021/06/2020-Sustainability-Report-vF2.pdf. Pg 10.

22 https://s1.q4cdn.com/588671402/files/doc_financials/2021/ar/Public-Storage-Annual-Report-2021-vF.pdf. Pg 11.

23 Ibid.

AMERCO’s U-Haul centers are widely distributed across the United States and Canada - a network comprising 21,000 U-Haul centers in fifty U.S. states and ten Canadian provinces.24 Given the equally wide distribution of severe weather25 in the U.S.26 and Canada,27 AMERCO may frequently have to manage physical damage to its property and disruption of customer travel plans, which may require the investment of time, effort, and funds to fully address.

Asset owners28 and managers29 are often counseled to consider their asset portfolios’ exposure to climate change risk. For example, in March 2022, J.P. Morgan Asset Management advised the broader investment community to “...bake into asset allocation decisions [on] physical risk, including the threat to asset prices posed by climate-related natural disasters, such as flooding, or hurricanes.”30

3.	REGULATORY RISK: Companies lacking strategies to transition to a low-carbon economy may be exposed to regulatory risk.

Laws and regulations aimed at slowing the emissions of greenhouse gasses have recently been enacted at federal and state levels that set short-, medium- and long-term emissions reduction targets and mandate a transition to zero emission vehicles.

In February 2021, the U.S. officially rejoined the Paris Agreement, and, two months later, the Biden administration announced a new national target: a 50-52 percent economy-wide reduction in net greenhouse gas pollution by 2030 from a 2005 baseline.31

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24 https://www.amerco.com/history.aspx

25 According to the National Oceanic and Atmospheric Administration (NOAA), financial losses from climate change-enhanced hurricanes, floods, droughts, and wildfires have trended up in recent years. NOAA reports that in 2021, there were 20 weather/climate disaster events in the United States resulting in losses exceeding $1 billion each, 724 deaths, significant economic effects on the areas impacted.(https://www.ncei.noaa.gov/access/billions/) Losses from natural disasters have been trended up. The average economic damage from natural disasters was $49 billion per year from 1980 to 2019. Average losses from 2019 to 2021 were $102 billion per year. (https://www.ncei.noaa.gov/access/billions/summary-stats).

26 https://www.climate.gov/news-features/blogs/beyond-data/2021-us-billion-dollar-weather-and-climate-disasters-historical

27 https://www.theweathernetwork.com/ca/news/article/2x-faster-severe-weather-events-are-a-new-canadian-normal-climate-change

28 https://www.unpri.org/download?ac=10843. Pg 2.

29 https://manifestclimate.com/blog/climate-risks-for-asset-managers/

30 https://am.jpmorgan.com/us/en/asset-management/adv/investment-strategies/sustainable-investing/climate-change/climate-change-investment-risk/

31 https://www.whitehouse.gov/briefing-room/statements-releases/2021/04/22/fact-sheet-president-biden-sets-2030-greenhouse-gas-pollution-reduction-target-aimed-at-creating-good-paying-union-jobs-and-securing-u-s-leadership-on-clean-energy-technologies/

Similarly, state governments have passed a number of laws or issued executive orders in the last few years requiring the adoption of emissions reduction targets and timeframes, often with interim, time-bound targets. States with the most ambitious climate targets include New York32 and California,33 but even states that have vested interests in oil and gas development or in manufacturing gasoline-fueled vehicles, such as Louisiana,34 Colorado,35 and Michigan,36 are committed to significant, economy-wide emissions reduction as follows:

●	Louisiana: 50% by 2030 (2005 baseline); net-zero by 2050[37]
●	Colorado: 26% by 2025; 50% by 2030; 90% by 2050 (2005 baseline)[38]
●	Michigan: 28% below 2005 levels by 2025 and net-zero by 2050[39]

Currently, twelve states employ carbon pricing programs to accelerate emissions reductions in line with their individual targets.40 Their programs have focused on the reduction of power sector emissions;41 however, the greatest source of emissions is the U.S. transportation sector.42 Therefore, it is likely that states will have to implement additional programs to address transportation emissions from passenger cars and the types of light- to medium-duty vehicles that AMERCO rents.

Businesses that do not proactively adapt to evolving federal and state regulations run the risk of unplanned capital expenses. Likewise, businesses that do not take advantage of federal and state incentives for clean technologies such as electric vehicles and charging infrastructure may risk falling behind by peers.

In its 2021 10-k, the company acknowledges that it is ill-prepared for conditions that could impact its fleet rotation program and the sale of its used rental equipment, saying:

The sale of used equipment provides us with funds that can be used to purchase new equipment. Conditions may arise that could lead to the decrease in demand and/or resale values for our used equipment. This could have a material adverse effect on our financial results, which could result in substantial losses on the sale of equipment and decreases in cash flows from the sales of equipment.43

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32 NY https://ccci.berkeley.edu/states-climate-action-map

33 https://www.vox.com/energy-and-environment/2018/9/11/17844896/california-jerry-brown-carbon-neutral-2045-climate-change

34 https://www.eia.gov/state/print.php?sid=LA

35 https://www.eia.gov/state/analysis.php?sid=CO

36 https://www.michiganbusiness.org/industries/mobility-and-automotive-manufacturing/

37 https://www.c2es.org/content/state-climate-policy/

38 https://www.ncsl.org/research/energy/greenhouse-gas-emissions-reduction-targets-and-market-based-policies.aspx

39 https://www.c2es.org/content/state-climate-policy/

40 https://www.c2es.org/document/us-state-carbon-pricing-policies/

41 Ibid.

42 C:\Users\AbrahamPurganan.AzureAD\Securex Filings LLC\Filing Department - Documents\Green Century Equity Fund_Amerco PX14A6G 07102022\WC

43 https://www.sec.gov/ix?doc=/Archives/edgar/data/4457/000000445722000041/uhal-20220331.htm. Pg 8.

Therefore, a disruptive, nationwide shift to zero emission vehicles could pose a financial threat to AMERCO by ultimately decreasing the resale value of its used vehicles and its ability to purchase new vehicles if the Company lags in its adoption of electric vehicles.

The Company further posits that implementation of carbon taxes by the federal government 44 could add costs to customers because AMERCO’s “truck rental fleet burns gasoline, a carbon intensive fuel.”45 Regarding the imposition of carbon taxes, the Company states, “We have no evidence to support a belief that ‘do-it-yourself’ moving customers are willing to accept these additional costs.”46 Interestingly, if one looks at national data on energy costs from July 2021 to March 2022, the average cost of conventional retail gasoline47 increased by 33 percent while the average retail cost of electricity48 remained flat.

There is mounting regulatory pressure at the state level to transform vehicles in the trucking industry from gasoline and diesel fueled to zero emission. For example, the California Air Resources Board has now approved its Advanced Clean Trucks rule, which requires every new truck sold in California be zero emission by 2045.49 The rule has now been adopted by Massachusetts, New York, New Jersey, Oregon and Washington state.50 Recently, fifteen states and Washington D.C. agreed to require 100% of all new medium- and heavy-duty vehicles sales be zero emission by 2050.51 While the time until these rules are fully implemented may seem distant, AMERCO could work to integrate more zero emission vehicles in its fleet to avoid the eventual decline in resale value of its gasoline-powered vehicles.

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44 Ibid. Pg 13.

45 Ibid. Pg 13.

46 Ibid. Pg 13.

47 https://www.eia.gov/dnav/pet/hist/LeafHandler.ashx?n=pet&s=emm_epm0u_pte_nus_dpg&f=m

48 https://www.eia.gov/electricity/data/browser/#/topic/7?agg=0,1&geo=g&endsec=vg&linechart=ELEC.PRICE.US-ALL.M~ELEC.PRICE.US-RES.M~ELEC.PRICE.US-COM.M~ELEC.PRICE.US-IND.M&columnchart=ELEC.PRICE.US-ALL.M~ELEC.PRICE.US-RES.M~ELEC.PRICE.US-COM.M~ELEC.PRICE.US-IND.M&map=ELEC.PRICE.US-ALL.M&freq=M&start=202106&end=202203&ctype=linechart&ltype=pin&rtype=s&maptype=0&rse=0&pin=

49 https://landline.media/california-will-require-100-zero-emission-truck-sales-by-2045/#:~:text=Nearly%20tee%20months%20after%20the,emissions%20standards%20for%20manufacturers%2C%20Gov.

50 https://www.ttnews.com/articles/six-states-adopt-clean-truck-rule

51 https://ww2.arb.ca.gov/news/15-states-and-district-columbia-join-forces-accelerate-bus-and-truck-electrification

In March 2022, the SEC released a proposed rule entitled, “The Enhancement and Standardization of Climate-Related Disclosures for Investors”, meant to increase the transparency and consistency of climate risk disclosures by issuers.52 It specifically proposes the reporting of Scopes 1 and 2 greenhouse gas emissions and Scope 3, if material.53 If finalized, the rule would require AMERCO to publish its Scopes 1 and 2 emissions, and some portion of its Scope 3 emissions. At this juncture, the Company does not appear to be prepared to comply with the rule, which, for large accelerated filers like AMERCO, requires the reporting of Scope 1 and 2 emissions for Fiscal Year 23 and Scopes 1 - 3 emissions for Fiscal Year 24 and beyond.54

4.	AMERCO’s lack of ambition in addressing its Scope 1, 2, and 3 greenhouse gas emissions may fail to meet investor expectations for climate risk mitigation.

Today, both large and small asset managers are focusing on how investee companies address climate risk, including how they account for their full value chain’s greenhouse gas emissions and whether they have adopted plans to significantly reduce emissions. In their most recent proxy voting guidelines, top AMERCO investors BlackRock55 and Vanguard56 outline an expectation that issuers will publish reports aligned with the Task Force on Climate-related Financial Disclosures in order to facilitate “disclosing strategy, risk management, governance, metrics, and targets.”57 AMERCO has yet to publish such a report.

Investors are increasingly expecting companies to set targets for mitigating climate risk, such as setting science-based greenhouse gas emission reduction targets aligned with achieving net-zero emissions by 2050 to limit average global warming to 1.5 degrees Celsius. For example, in his 2022 letter to CEOs, BlackRock CEO Larry Fink stated that “we are asking [investee] companies to set short-, medium-, and long-term targets for greenhouse gas reductions. These targets, and the quality of plans to meet them, are critical to the long-term economic interests of your shareholders.”58

CONCLUSION

While AMERCO has identified a modicum of risks that a transition to a low-carbon economy may bring, it has not yet publicly disclosed or relayed how reputational, physical, or regulatory risks may affect its bottom line.

By contrast, many corporations now publicly recognize these risks and are adjusting both their near- and long-term strategies to align with a net-zero emissions future. More than 3,200 companies have set or committed to set science-based targets for their full value chains, and AMERCO could too.59 Doing so would provide better investor confidence that AMERCO is identifying climate-related risk and proactively addressing it.

Shareholders are urged to vote FOR the proposal asking AMERCO to adopt greenhouse gas emissions reduction targets.

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52 https://www.sec.gov/news/press-release/2022-46

53 https://www.sec.gov/files/33-11042-fact-sheet.pdf Pg 2.

54 Ibid. Pg 3.

55 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

56 https://corporate.vanguard.com/content/dam/corp/advocate/investment-stewardship/pdf/perspectives-and-commentary/ISCLRG_062020.pdf

57 Ibid.

58 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

59 https://sciencebasedtargets.org/companies-taking-action/

For questions regarding this proposal, please contact Andrea Ranger, Green Century Capital Management, aranger@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. Green Century Equity Fund urges shareholders to vote for Proposal No. 4 following the instruction provided on the management’s proxy mailing.